Exhibit (e)(1)

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ICN Pharmaceuticals, Inc.	International Headquarters	Telephone: 714 545-0100 x3000
Robert W. O’Leary	ICN Plaza	FAX: 714 641-7226
Chairman and CEO	3300 Hyland Avenue	E-mail: rwoleary@icnpharm.com
Costa Mesa, California 92626

June 1, 2003

Dr. Kim Lamon, M.D., Ph.D., President and CEO, Ribapharm Inc.

Mr. Daniel J. Paracka, Chairman of the Board, Ribapharm Inc.

Mr. Gregory F. Boron, Director, Ribapharm Inc.

Mr. Santo J. Costa, Esq., Director, Ribapharm Inc.

Mr. Andre Dimitriadis, Director, Ribapharm Inc.

Mr. James J. Pieczynski, Director, Ribapharm Inc.

Dr. Roberts A. Smith, Ph.D., Director, Ribapharm Inc.

Gentlemen:

As you are aware, for almost a year both Ribapharm and ICN have been impacted by the uncertainty as to what ICN might do with its 80% ownership in Ribapharm.

That uncertainty has caused financial markets to speculate that we intended to buy back the outstanding 20%. As you know, ICN has been involved in a comprehensive analysis with outside advisors to determine the best course of action. We have concluded that it would be in the best interest of ICN, its stockholders and Ribapharm to fully consolidate the companies in order to put an end to that uncertainty, enhance your fundamental scientific mission, eliminate distractions and provide an additional measure of security to your scientists and employees.

Accordingly, ICN intends to commence a tender offer for all outstanding shares of common stock of Ribapharm that it does not currently own. The offer price will be $5.60 per share in cash. In our view, this price is fair to Ribapharm’s stockholders and this transaction will be mutually beneficial to Ribapharm, ICN and their stockholders.

The tender offer will be conditioned upon, among other things, the tender of a majority of shares of Ribapharm common stock not owned by ICN or its affiliates and ICN will own at least 90% of the fully diluted Ribapharm common stock as a result of consummation of the tender offer. Any shares not acquired in the tender offer are expected to be acquired in a subsequent “short-form” merger transaction at the same $5.60 per share cash price available in the tender offer. There will be no financing contingency associated with the tender offer.

As the majority stockholder of Ribapharm, we appreciate your efforts as Ribapharm’s Board and management to improve Ribapharm’s performance in the challenging environment for biopharmaceutical products. We believe challenges in your business will continue, and we are concerned about the ability of Ribapharm to remain competitive as a stand-alone company. ICN believes that now is an appropriate time to re-integrate Ribapharm, so that together we can focus combined efforts on the discovery, development and commercialization of products from a stable financial platform with broad resources to address the future of biopharmaceutical development.

In order to promptly and fully realize these benefits, we wish to complete this transaction as quickly as possible. Within 7 to 10 days we intend to proceed with our tender offer. While the tender offer will not require the approval of Ribapharm’s Board under applicable law, we understand that Ribapharm’s board may wish to retain legal and financial advisors to help it consider its position with respect to this offer. We believe that a tender offer will be the most expeditious and efficient manner to provide Ribapharm’s stockholders payment for their shares, allowing such payment to be received more promptly than would be the case if we sought to pursue a negotiated merger transaction. If for some reason the tender offer is not consummated, ICN reserves its rights to consider its other alternatives, including without limitation a sale, spin-off, or maintenance of the status quo.

A copy of the draft press release announcing our intention to commence a tender offer is attached for your information. We expect to make this release public prior to the market opening on Monday morning.

Bary Bailey will head the business team on this transaction and Gregory Keever will lead the legal team. If you have any questions concerning our offer, please contact me or Bary.

Very truly yours,

ICN PHARMACEUTICALS, INC.

By:	/S/ ROBERT W. O’LEARY

Robert W. O’Leary Chairman and Chief Executive Officer

cc:    The Board of Directors of ICN Pharmaceuticals, Inc.

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